Confidential
File Name: Shanxi Contract                                           Page 1 of 2
                                    CONTRACT


Cybersia.com (SEA) Pte Ltd (hereinafter called Party A) aims to promote the historically rich Chinese culture, acknowledge the importance of kinship, and enhance solidarity amongst Chinese people around the world. It has invested and set up two Chinese web sites WWW.CHINESEROOTS.COM and WWW.XUNGEN.COM. It has signed an agreement with Shanghai Library in collaborating Jia Pu project.

Shanxi Social Science Institute Genealogy Research Centre (hereinafter called Party B) specializes in collection, management and research of Chinese Jia Pu and historical records. It has established business connections with major China and overseas genealogy research institutions in co-collecting, managing and editing Chinese Jia Pu and surname related papers and books since 1990. It has microfilmed Jia Pu records and compiled and published a Jia Pu Catalogue.

In order to further develop Chinese genealogy research and explore the origin related tourist resources in Shanxi province, and assist users to seek their family roots and visit their ancestry birth places in Shanxi, Party A hereby entrust Party B with Jia Pu surname website building and organizing root searching activities. After negotiation, both parties have reached the agreement, subject to the following terms and conditions:

     1. Compiling Jia Pu Catalogue: Party A will authorize Party B to compile a complete set of Jia Pu catalogue base on current 3,200 microfilm records in their possession. Party B shall be responsible for digitizing these records for web application by Party A.

     2. Jia Pu web site building: The Jia Pu website designed and built by Party A has 13 major channels at the initial stage. Party B express their willingness in fully supporting Party A in developing related channels, writing correspondence columns and providing expert consultation.

     3. Jia Pu Data Digitization: Party A will entrust Party B to digitize all their current Jia Pu collections and other additional new data. Party B will digitize and store the microfilm surname collections into CD format.

     4. Jia Pu ancestry catalogue: Party A authorize Party B to arrange its genealogical diagram and historical records collection according to Party A's design requirement. Party B will create a relevant database in the web site to fulfill user's searching needs.

     5. Cooperative plan in Jia Pu collection: Party B will seek the cooperation of other libraries, museums, file management bureaus and individual collectors in China to obtain additional Jia Pu microfilm collections which are not currently in their possession. The estimated quantity of microfilm per year will be 50 rolls and these records shall be stored in CD format for application by Party A.

     6. Xungen tour activities: Party A will be conducting Xungen activities based on the responses received. It includes helping users to get familiar and visit their ancestral birthplaces in Shanxi. Party B shall be responsible in providing relevant tourist information, contacting travel agent and other related consulting services.

     7. Publishing books and magazines: Party A will entrust Party B with drafting articles and explanatory notes for different surnames' family records, and compiling a catalogue of famous people in history. Party A shall be responsible for converting the drafts into published books and magazines as well as their electronic version.


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     8.   Assistance in purchasing the usage right of the books: Party A will entrust Party B with inviting genealogy experts to write books for surname and Jia Pu related topics. Base on its web site development and publishing plan, Party A will purchase the usage right from Party B or any third Party for the books.

     9. Human resources engagement and expenses: Party B shall be responsible in providing Jia Pu microfilms, the places to produce the microfilms and hiring necessary personnel. Party A shall be responsible in providing funds needed for this undertaking, computers, scanners and other necessary equipment. Both parties will discuss separately regarding expenses on Jia Pu information usage, personnel, calculation of profits and the ownership of computers and other equipments.

     10. Expert visitors: After signing the contract, Party A shall invite Party B's experts to visit Party A's office in Singapore. Party A shall be responsible for the return air tickets, hotel accommodation and other expenses incurred during their visit.

     11. Ownership: Party B shall guarantee that all the microfilms, historical records, articles and books they provide to Party A are not violating copyright law or other related rules and regulations. Party A shall have the ownership of the writings, database, digitized information and other materials obtained from performing this contract.

     12. After the expiry or termination of this Contract, Party B shall only keep one set of the CD for research purpose and they should not photocopy the CD or disclose the products, database and other digitized information to any third party.

     13. This Contract shall be valid for two years with effect from date of its signature by both parties. Party B undertakes and agrees not to enter into another similar partnership with any third Party during the term of this Contract. The Contract shall be renewed if both Parties decide to continue the contract after its expiry. Either party who terminates this Contract prematurely shall give an advance notice of 30 days to the other party. The party who initiates an early termination shall be liable to compensate the other party. The quantum of compensation shall be agreed to by mutual negotiation. In the event the parties can not reach an understanding or agreement on the amount of compensation, the matter shall then be resolved through the legal process of the two countries.

     14. This Contract shall be printed in two copies. Each party shall keep one original copy.


      Party A:                             Party B:
      Cybersia.com (SEA) Pte Ltd           Shanxi Social Science Institute
                                           Genealogy Research Centre



      -------------------------            --------------------------
      Dr. Michael Yang Bai                 Li Ji
      Chief Operating Officer              Director, Genealogy Research Centre


      Date:                May 2000

      Place:         Taiyuan City, Shanxi Province, China



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